









INVEST IN **SPORTBLX THOROUGHBREDS**

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Join the ownership dream with Max Player and a future portfolio of additional thoroughbreds

SPORT

sportblx.com/sportblx-thoroughbreds New York NY

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OVERVIEW UPDATES 66 WHAT PEOPLE SAY 226 ASK A QUESTION 45

Highlights

1. We are giving investors an opportunity to invest in a future portfolio of well-bred racehorses with respected pedigrees.
2. Max Player is coming off a G2 Suburban S. victory that has qualified him to compete in the $6M Breeders' Cup Classic.
3. Max Player has strong pedigrees on both sides of his family. SportBLX Thoroughbreds owns 21.33% of Max Player.
4. Owners of 5% of SportBLX Thoroughbreds Corp. will have a right of first offer in a sale of any of the horses.
5. Limited opportunity to own an equity stake in the company and partner with some of the most successful names in the industry as a co-owner.
6. We are different then the industry's syndicate models and do not charge a markup to our investors.
7. Be sure to also sign up for an account on sportblx.com to get unique content and stay up to date.
8. You can buy a share for anyone who is a fan of horse racing - yourself, your family, or friends.

Our Team

Joseph De Perio Co-Founder and Board Member

Co-Founder of Sport-BLX, Inc. Former Senior Portfolio Manager of Clinton Group, Inc., a family office and multi-strategy hedge fund firm.

SportBLX Thoroughbreds endeavors to revolutionize the industry and give fans the opportunity to experience the thrill of racehorse ownership at the highest levels of competition.

John Hall Officer

President of SportBLX Asset Management. Executive VP Sport BLX Inc.. Chief Operating Officer Clinton Group, Inc.

Dale Holly Thoroughbred Manager

Manager of K&G Stables since 2006 having been in the thoroughbred breeding business since 1980



Manager of R&D Stables since 2006 having been in the thoroughbred breeding business since 1981. Accomplished horseman.



Tyler Sloan VP, Product

VP, Product & Marketing of Sport-BLX, Inc. Prior experience includes consulting, marketing, and product oversight for global fintech and blockchain companies.



Peter Rawlins Officer

Executive VP, Trading and Execution, of Sport-BLX, Inc. Previously a Senior Managing Director Clinton Group, Inc.



George Hall

INVEST IN MAX PLAYER & A FUTURE PORTFOLIO OF RACEHORSES

The corporation owns a minority interest in Max Player (21.33%) – and is providing the general public an opportunity to invest in Max Player and future portfolio of additional thoroughbreds around him. Max Player, a four-year old colt by Honor Code colt out of Fools in Love (by: Not For Love), is the winner of the G3 Withers Stakes, G2 Suburban Stakes, and third place finisher in the G1 Belmont Stakes and G1 Travers Stakes. His recent G2 Suburban Stakes victory has qualified him to compete in November's **Breeders' Cup Classic**. Max Player is the only horse of his generation to compete in all three legs of the Triple Crown races and is currently ranked 4th in his division.

Company Details

SportBLX Thoroughbreds is raising additional capital to buy an additional stake in Max Player and interests in additional racehorses. Investors will have access to unique content on the SportBLX site and be eligible for unique on-track experiences.

The Company is offering up to 2,500 shares of Class A common stock of SportBLX Thoroughbreds Inc for **$100 per share** with a minimum purchase of one shares.



Max Player (Honor Code – Fools in Love)

How Does It Work?

Investors will be purchasing an equity interest in SportBLX Thoroughbreds Corp, a company that owns a minority interest in Max Player (21.33%). Money raised from this offering will be used to purchase additional interests in racehorses and pay expenses arising from the training, care, and other typical expenses necessary to manage a horse. If applicable, the remaining offering proceeds will be used to build the company's cash reserves. The company expects to earn money through race winnings, breeding rights, and any potential sales of the horses in our portfolio. Additionally, any excess cash received from purses may be used to make distributions to shareholders, and, or purchase additional horses which the investors will also share an equity stake in (purse winnings are not guaranteed).

Max Player has strong pedigrees on both sides of his family. Owners of 5% of SportBLX Thoroughbreds Inc will have a right of first offer in a sale of any of the horses. Please see the official Form C filing for more details.

Invest today and join the thoroughbred ownership dream!

